Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

A Premier Global Solutions Provider – Building the Future Together

Following the exciting announcement regarding our intention to acquire CH2M three weeks ago I have had the pleasure of travelling around to many of our Jacobs and CH2M offices to meet many of our folks and CH2M’s and taken the opportunity to give them an overview of what to expect over the coming weeks and months.

So far I have been to Atlanta, Dallas, Fort Worth, Miami, San Francisco and plan to visit Philadelphia, Conshohocken, New York, Los Angeles, Melbourne, Sydney, Morocco, Singapore, Solothurn, London over the next few weeks for further Town Hall meetings. I have been delighted to see and hear such enthusiasm and positive feedback from folks in both companies.

By bringing our companies together we will create an industry defining organization which will position us as a premier $15B global leader. Our primary goal is to become the employer of choice with the best projects and the best people, enabling us to provide the best solutions for our clients. Our compelling strategic fit with our complementary cultures, values and capabilities will position us to expand our presence around the world, accelerate profitable growth and provide our people with great opportunities. It also dovetails with our growth strategy which we have communicated via our recent Strategy Ignition Learning Map sessions. It will bring us enhanced capabilities in key growth sectors such as environmental services, water and nuclear and position us to improve our positions in these core sectors, offering a more robust value proposition for our customers, and ultimately expand our capabilities in the Industrial and Buildings & Infrastructure Lines of Businesses.

I’ve been asked at many of these recent Town Hall meetings what has impressed me most about CH2M. There is a LOT! First and foremost, it’s the people and the quality of the skills and solutions they provide to their clients. I had the opportunity to lead our Due Diligence team prior to the signing of this transaction and I saw first-hand the passion CH2M has to provide innovative technical solutions and ultimately their desire to make an impact on the world. The work that CH2M does is awesome and coupled with our own tremendous talent and project portfolio this will set a new bench mark for client service, delivering differentiated services and solutions resulting in business opportunities that neither company could deliver on their own - making us a leading solutions provider in our industry.

A couple of other things that have really stood out for me are CH2M’s Communities of Practice, where technical leaders are developing talent and steering the organization to be on the leading edge of innovative solutions and their Big City strategies where they have demonstrated that they have a superb understanding of large metropolitans – both of which I believe will really complement the work that we have already done in these areas. They are also following a very similar journey to Jacobs in terms of Transformation with the recent implementation of Oracle R12,Eco-sys, and a client relationship management system (Similar to our Client Success Platform powered by SalesForce).

What does this change mean for you?

So, what can you expect within the next 90 days? Nothing changes at the moment – it is very much business as usual as we continue to operate as separate entities until our two great companies officially come together upon closing, which we believe may be towards the end of this calendar year. Let’s keep our focus on our day-to-day responsibilities and above all ensure we continue to deliver superior value to our clients.

Moving forward I believe this will create great employee opportunities as we become part of a larger, diversified company. Our focused, disciplined approach will make us an even stronger partner for our clients. These types of transactions often come with uncertainty; however, both companies are in need of great talent and have an acute focus on growth and specifically growing our people. Looking forward, I believe we will work on some of the most challenging and exciting projects in the world and become the industry’s leading employer of choice.

I urge you to be excited, be curious, be open and look out for more news from our Integration Management Office (IMO) team over the coming weeks . The IMO team plans to communicate with both companies openly and frequently, so stay positive. If you have any questions in the meantime then check out the FAQ’s or submit your questions via the dedicated JacobsConnect integration site by clicking here.

Thank you for your support in helping us build our future together and I look forward to seeing many of you as I continue my visits across the company over the next few weeks.

At the Fort Worth Office Town Hall

At the Denver Office Town Hall

Bob

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.